UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-40008

Global Internet of People, Inc.

Room 208, Building 1, No. 28 Houtun Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Entry into a Material Definitive Agreement

Zhuhai (Zibo) Investment Co., Ltd. (“Zhuhai”), a limited liability company organized under the laws of the PRC, is a wholly owned subsidiary of Global Internet of People, Inc. (“SDH” or the “Company”). Zhuhai owns 51% equity interest in Sunrise (Guizhou) New Energy Material Co., Ltd. (“Sunrise”). On June 13, 2022, Zhuhai and the other thirteen original shareholders of Sunrise (the “Original Shareholders”) entered into an investment agreement (the “Investment Agreement”) with Guizhou Province New Kinetic Industry Development Fund Partnership (the “Investor”).

Pursuant to the Investment Agreement, the Investor will invest RMB 200 million in Sunrise in exchange for 22.8395% of Sunrise’s equity interest (the “Capital Increase”), and the Original Shareholders have agreed to waive their pre-emptive rights and accept the Investor as a new shareholder of Sunrise. The RMB 200 million investment will be used for Sunrise’s daily operations and the construction of a high-grade power battery materials project of Sunrise.

As a result of the Capital Increase, the registered capital of Sunrise will increase from RMB 248,000,000 to RMB 321,407,974, and each Original Shareholder’s equity interest in Sunrise will be reduced by the same ratio. Zhuhai’s equity share in Sunrise will be reduced from 51% to 39.3519%. To protect the interest of the Original Shareholders, the Investment Agreement contains certain repurchase terms that allow the Original Shareholders to purchase all or part of the Investor’s equity shares in Sunrise twice a year, at the sole discretion of the Original Shareholders, up to the total equity shares in Sunrise owned by the Investor.

In addition, on April 12, 2022, Zhuhai entered into an “Agreement of Action in Concert” with twelve Original Shareholders of Sunrise, who agreed to act in concert with Zhuhai in matters relating to the corporate governance of Sunrise, including voting on shareholder proposals and nominating directors of Sunrise. The Agreement of Action in Concert ensures that Zhuhai will control 74.0743% of Sunrise’s voting rights after the Capital Increase takes effect pursuant to the Investment Agreement.

The Investment Agreement and related transactions were approved by the board of directors of SDH at a board meeting held on June 3, 2022.

Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Investment Agreement, dated June 13, 2022
10.2	Agreement of Action in Concert, dated April 12, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Internet of People, Inc.

Date: June 23, 2022	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

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